Exhibit 99.1

AYR Wellness Announces Refinancing and Upsizing of Gainesville Cultivation Facility Mortgage

MIAMI, July 7, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has closed on a $40 million refinancing and upsizing (the “Loan”) of its existing mortgage for its Gainesville cultivation facility (the “Facility”), with Needham Bank.

Proceeds from the Loan will be used to pay down the Company’s existing Gainesville mortgage of $25.3 million, which was due to mature in May 2024, and invest further in the Facility and the Company’s Florida business. The new Loan carries an interest rate of 5-year FHLB Rate + 4%, which currently implies a rate of 8.26%.

Brad Asher, Chief Financial Officer at AYR Wellness, said, “The refinancing and upsizing of our Gainesville mortgage is the latest in a series of actions aimed at further strengthening AYR’s balance sheet. Today’s action replaces our existing mortgage with a lower interest rate, extends the maturity to 10 years, and provides us with additional capital to invest further in the Facility and the Company’s Florida business. We believe the growth opportunity in Florida is greater than any other market in the country given its population, tourism, and potential for converting to adult-use sales in the coming years.”

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com